EXHIBIT 12.1
CAMDEN PROPERTY TRUST
STATEMENT REGARDING COMPUTATION OF RATIOS
FOR THE FIVE YEARS ENDED DECEMBER 31

(in thousands, except for ratio amounts)	2014 (1)	2013 (2)	2012 (3)	2011 (4)	2010 (5)
EARNINGS BEFORE FIXED CHARGES:
Income from continuing operations before income taxes	$303,217	$157,442	$162,634	$19,729	$3,754
Less: Equity in income (loss) of joint ventures	7,023	24,865	20,175	5,679	(839)
	296,194	132,577	142,459	14,050	4,593
Add: Distributed income of joint ventures	7,399	8,884	6,321	5,329	6,524
Less: Interest capitalized	21,796	15,439	12,457	8,764	5,687
Less: Preferred distribution of subsidiaries	—	—	776	7,000	7,000
Total earnings (loss) before fixed charges	281,797	126,022	135,547	3,615	(1,570)
FIXED CHARGES:
Interest expense	93,263	98,129	104,246	112,414	125,893
Interest capitalized	21,796	15,439	12,457	8,764	5,687
Accretion of discount	1,035	1,051	816	650	514
Loan amortization	3,355	3,548	3,608	5,877	4,102
Interest portion of rental expense	179	167	156	167	174
Preferred distribution of subsidiaries	—	—	776	7,000	7,000
Total fixed charges	119,628	118,334	122,059	134,872	143,370
Total earnings and fixed charges	$401,425	$244,356	$257,606	$138,487	$141,800
RATIO OF EARNINGS TO FIXED CHARGES	3.36	2.06	2.11	1.03	0.99

(1)
Earnings include a $159,289 impact related to a gain on sale of operating properties, including land, a $10,000 impact related to incentive compensation expense as a result of joint venture restructuring, and a $1,152 impact related to an impairment charge associated with land holdings. Excluding these impacts, the ratio would be 2.12.

(2)	Earnings include a $1,000 impact related to non-recurring fee income and a $698 impact related to gain on sale of land. Excluding these impacts, the ratio would be 2.05.

(3)	Earnings include a $57,418 impact related to a gain on acquisition of controlling interest in joint ventures. Excluding this impact, the ratio would be 1.64.

(4)
Earnings include a $29,791 impact related to a loss on discontinuation of a hedging relationship, a $1,136 impact related to gain on sale of joint venture interests, a $3,316 impact related to a net gain on the sale of an available-for-sale investment, and a $4,748 impact related to gains on the sale of properties, including land. Excluding these impacts, the ratio would be 1.18.

(5)
We would have needed to generate an additional $1,570 to achieve a ratio of 1.00 in 2010. Earnings include a $1,000 impact related to an impairment provision on a technology investment and a $236 impact related to a gain on the sale of land. These transactions did not have an impact on the ratio of 0.99.

(in thousands, except for ratio amounts)	2014	2013	2012	2011	2010
INTEREST COVERAGE RATIO
Total revenues	$858,589	$810,048	$714,725	$620,796	$576,093
Total expenses	(720,532)	(678,169)	(629,684)	(582,839)	(570,736)
Income from discontinued operations	—	8,515	17,406	17,831	19,355
Add: Depreciation and amortization	238,989	217,943	198,281	171,363	160,368
Add: Depreciation of discontinued operations	—	5,255	15,199	16,679	19,294
Add: Interest expense	93,263	98,129	104,246	112,414	125,893
Add: Interest expense of discontinued operations	—	—	36	—	—
Total	$470,309	$461,721	$420,209	$356,244	$330,267
Total interest expense	$93,263	$98,129	$104,282	$112,414	$125,893
INTEREST COVERAGE RATIO	5.0	4.7	4.0	3.2	2.6